Exhibit 99.1

JA Solar Holdings Co., Ltd. Consummates the Going Private Transaction

BEIJING, China, July 16, 2018 /PRNewswire/ — JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the completion of its merger (the “merger”) with JASO Acquisition Limited (“Merger Sub”), a wholly-owned subsidiary of JASO Parent Limited (“Parent”), a wholly-owned subsidiary of JASO Holdings Limited (“Holdco”), pursuant to the agreement and plan of merger (the “merger agreement”) dated November 17, 2017 by and among Holdco, Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s ordinary shares (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive $1.51 in cash per Share without interest, and each of the Company’s American depositary shares, each representing 5 Shares (each an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$7.55 in cash per ADS without interest, other than (a) certain Shares (including Shares represented by ADSs) owned by Jinglong Group Co., Ltd. (“Jinglong”), Chin Tien HUANG, Chi Fung WONG and Pak Wai WONG, which will be rolled over in the transaction, cancelled and cease to exist without any conversion thereof or consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”, the corresponding shareholders, “Dissenting Shareholders”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. However, if a Dissenting Shareholder does not serve such notice of dissent, such Dissenting Shareholder is entitled to receive the Per Share Merger Consideration.

Each registered shareholder as of the effective time of the merger who is entitled to the merger consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their share certificates(or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated shares represented by book entry in exchange for the merger consideration. Registered shareholders should wait to receive the letters of transmittal before surrendering their share certificates. Each Dissenting Shareholders as of the effective time of the merger will receive a letter of transmittal and instruction at relevant time promptly after such shareholder has effectively withdrawn or lost his, her, or its appraisal rights under the Companies Law of the Cayman Islands. Each registered shareholder will receive in exchange of the shares or ADSs surrendered a check in an amount equal to the merger consideration to which such holder is entitled. Merger consideration is not payable to untraceable shareholders unless such shareholders properly notify the paying agent or the depositary of their current contact details prior to the effective time.

The Company also announced today that it has requested that trading of its ADSs on The Nasdaq Stock Market (the “NASDAQ”) be suspended as of July 17, 2018 (New York time). The Company requested NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs on the NASDAQ and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Houlihan Lokey is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Gibson, Dunn & Crutcher LLP is serving as the U.S. legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the investor consortium.

In connection with the loan facility with which the investor consortium funded the merger, CSI Finance Limited and Credit Suisse AG, Singapore Branch are acting as mandated lead arrangers and underwriters for the Buyer Group’s loan facility. Allen & Overy is serving as legal counsel to the mandated lead arrangers and underwriters.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 7.6 GW of solar power products in 2017. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu, Inner Mongolia and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit www.jasolar.com.

CONTACT:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com